UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)*

                        Planet Polymer Technologies, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    727044109
              -----------------------------------------------------
                                 (CUSIP Number)

                                Peter J. O'Neill
                                 c/o Agway Inc.
                                  P.O. Box 4933
                          Syracuse, New York 13221-4933
                                  315-449-6568
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box     .
    ---

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP No. 727044109

-----------------------------------------------
(1) NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

       Agway Inc.
       (I.R.S. Identification No. 15-0277720)
-----------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF
      A MEMBER OF A GROUP    (a) | |
                             (b) | |
-----------------------------------------------
(3) SEC USE ONLY

-----------------------------------------------
(4) SOURCE OF FUNDS

    WC
-----------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
    IS REQUIRED  PURSUANT TO 2(d) OR 2(e)
-----------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

-----------------------------------------------
 NUMBER OF        (7)  SOLE VOTING POWER         0 shares
  SHARES          -----------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER       0 shares
 OWNED BY         -----------------------------
   EACH           (9)  SOLE DISPOSITIVE POWER    0 shares
 REPORTING        -----------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER  0 shares
-----------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     0 shares
-----------------------------------------------
(12) CHECK IF THE AGGREGATE  AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

-----------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)

     0%
-----------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-----------------------------------------------

Item 1. Security and Issuer. This Schedule relates to the Common Stock, no par value, of Planet Polymer Technologies, Inc. The Issuer's principal executive offices are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

Item 2.  Identity and Background.

(a) This Schedule was originally filed on behalf of Agway Inc., a Delaware corporation ("Agway") and two of its wholly owned subsidiaries, Agway Financial Corporation, a Delaware corporation and wholly owned subsidiary of Agway ("AFC") and Agway Holdings Inc., a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Effective July 1, 2001, the Agway corporate structure was simplified by merging AFC and AHI into Agway. Agway assumed all the assets and liabilities of AFC and AHI, including the securities to which this report relates. Agway is hereinafter referred to as the "Reporting Person." Information required by items 2 through 6 of this Schedule is also being provided regarding the directors and executive officers of Agway Inc. (the "Individuals").

(b) The principal office and business address of the Reporting Person is c/o Agway Inc., 333 Butternut Drive, DeWitt, NY 13214.

(c) Agway is an agricultural cooperative directly engaged in manufacturing, processing, marketing and direct distribution of various animal feeds and services for its farmer-members and other customers, primarily in the northeastern United States. In addition, Agway is involved in fresh produce repacking operations, the exploration and development of new technologies to benefit agricultural and food businesses; the sale and delivery of fuel oil, kerosene, propane, gasoline and diesel fuel; the marketing and servicing of heating, ventilation, and air-conditioning equipment and marketing of natural gas and electricity, where deregulation makes that possible.

The names and certain information regarding the directors and executive officers of Agway are set forth in Exhibit G.

(d)  N/A

(e)  N/A

(f) Agway is a Delaware corporation. The Individuals are all United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities were originally purchased (i) in the case of the acquisition by AHI of the securities covered by this Schedule 13D/A, by an advance to AHI of the aggregate purchase price from the available cash assets of AFC and (ii) in the case of individuals (see Item 5), from personal cash assets. (See Item 2, Paragraph (a), for description of change in legal structure).

Item 4.   Purpose of the Transaction.

The purpose of filing this Form 13-D/A is to reflect that Agway Inc.'s ownership interest in Planet Polymer has dropped to 0% effective with the transaction described below. As such, Agway will not file any additional amendments to Form 13-D until and unless Agway's direct or indirect beneficial ownership interest in Planet Polymer exceeds 5%.

Agway entered into a Sale and Licensing Agreement for certain technology in connection with animal feed, fertilizer and related products effective as of March 31, 2003 with PLANET POLYMER TECHNOLOGIES, INC.("Planet"). This Agreement is one of the "sale agreements" contemplated by a Letter Agreement for the sale, assignment and transfer of certain of the Patent Rights by Planet to Agway. Specifically, this Agreement addresses the sale, assignment and transfer of the Animal Feed Patent Rights; licenses to Agway certain technology and "know-how" of Planet related to the use of certain of the Patent Rights in connection with animal feed and fertilizer products and related products in Agway's field of business; defines the royalty rights in favor of Planet; confirms the "license-back" to Planet by Agway of the right to use certain of the Patent Rights in connection with products outside of Agway's Field of Business; and includes related terms and conditions.

As partial consideration for Planet's execution of this Agreement Agway agreed to assign and transfer to Planet 3,000,000 shares of capital stock of Planet representing all of the capital stock of Planet directly or indirectly owned by Agway (the "Planet Shares") by delivering to Planet the share certificates representing such shares together with an Assignment Separate From Certificate. The Planet Shares are delivered to Planet free and clear of all liens and encumbrances.

Item 5.   Interest in Securities of the Issuer.

See pps. 2-3 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by the Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. See Exhibit G of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each of the Individuals listed therein, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Company does not have beneficial ownership of the securities owned by each of the Individuals listed therein and specifically disclaims such beneficial ownership. The information in Exhibit G of this Schedule summarizes the information provided to Agway by these Individuals.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See  Items 4 and 7.

Item 7.   Materials to be Filed as Exhibits:

Exhibit G - Information Regarding Directors and Executive Officers of Agway Inc.

Exhibit H - Sale and Licensing Agreement (For Certain Technology In Connection with Animal Feed, Fertilizer, and Related Products) between Agway and Planet.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2003




               /s/ Peter J. O'Neill
               ---------------------------------
                   Agway Inc.
                   by:  Peter J. O'Neill
                        Senior Vice President
                        Finance & Control